Exhibit 3

Press Release

MARCONI PLC
UPDATE ON RESTRUCTURING DISCUSSIONS

London — May 15, 2002 — Marconi plc (London and NASDAQ: MONI) today announced that its discussions with its bank and bondholder creditors have entered a new phase. Tripartite discussions are now underway and have been constructive in nature. In these circumstances it has been agreed between the three parties that it would be helpful if no new information material to these discussions is published at this time. Therefore the Company will not be presenting its business plan on Thursday 16 May as previously indicated.

Marconi reaffirms that it will publish its Preliminary results for the year to 31 March tomorrow 16 May 2002 as planned.

ENDS/...

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company’s core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company’s aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company’s customer base includes many of the world’s largest telecommunications operators. The company is listed on both the London Stock Exchange and NASDAQ under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright © 2002 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

Name: Title: Phone:	David Beck / Joe Kelly Public Relations +44 (0) 207 306 1771 joe.kelly@marconi.com	Heather Green Investor Relations +44 (0) 207 306 1735 heather.green@marconi.com